File No. 70-10236

AMENDMENT TO CERTIFICATE OF NOTIFICATION

(RULE 24)

SECURITIES AND EXCHANGE COMMISSION

BY

NATIONAL GRID PLC

      On June 29, 2005, in accordance with the order of the Securities and Exchange Commission ("Commission") dated September 30, 2004, Holding Company Act Release No. 27898 (the "September 2004 Order"), National Grid plc, formerly National Grid Transco plc, ("National Grid" or "National Grid Transco"), submitted its report for the period October 1, 2004 to March 31, 2005 (the "March 2005 Report"). Unless otherwise defined herein, all capitalized terms in this Amendment to Certificate of Notification shall have the meaning set forth in the September 2004 Order and the March 2005 Report. National Grid is filing this amendment to correct certain inaccuracies contained in the March 2005 Report arising from the following:

      Tax amounts used to adjust common stockholders' funds for Exhibit A-2 (National Grid Transco, NGH One, and Intermediate Company Capitalization Table) of the March 2005 Report were inadvertently assumed to be in thousands of dollars ($000) rather than dollars. This resulted in inaccuracies in such Exhibit A-2.

     There was a £3 million decrease in the estimated tax charge for National Grid Holdings One plc consolidated which resulted in an overestimation of National Grid Holdings One plc consolidated earnings in Reporting Requirement No. 8(c) and Reporting Requirement No. 9(b).

     Consolidated net income of National Grid Holdings Limited was overstated by £24 million in Reporting Requirement No. 9(b).

     The list of loans "issued" under Reporting Requirement No. 10 inadvertently included some loan repayments.

      In this Amendment, Pursuant to the September 2004 Order, the value of securities issued in currencies other than the dollar were translated into dollars at the exchange rate prevailing on September 30, 2004 which was 1 GBP to 1.80 USD. Other items in the Amendment reflect exchange rate translations as of the end of the reporting period at the then prevailing exchange rate of 1 GBP to 1.89 USD, or in the case of income statement items at an average rate for the period of 1 GBP to 1.87 USD. The exchange rate conversion is provided solely for convenience and should not be taken to mean that the pound sterling amounts have been, could have been, or could be converted to US Dollars at the rates indicated or at any other rates.

      Accordingly, National Grid hereby amends the March 2005 Report as follows:

A. Reporting Requirement No. 8 of the March 2005 Report is hereby deleted and is replaced in its entirety by the following:

Reporting Requirement No. 8: The ratio of investment in FUCOs to National Grid Transco's total consolidated capitalization, the market to book ratio of National Grid Transco's common stock, and an analysis of the growth in consolidated retained earnings, segregating total earnings growth attributable to FUCO investments from that attributable to other businesses of National Grid Transco.

Response (in millions):

A.	The ratio of investment in FUCOs to National Grid Transco's total consolidated capitalization as of March 31, 2005 was 48%.
B.	The market to book ratio of National Grid Transco's common stock as of March 31, 2005 was 1.4.
C.
National Grid Transco's consolidated earnings under US GAAP for the reporting period was GBP 1,304 million (USD 2,438 million). This excludes other comprehensive income under US GAAP for the reporting period of GBP 64 million (USD 120 million). Consolidated retained earnings under US GAAP were reduced during the reporting period by dividends of GBP 628 million (USD 1,174 million).

National Grid Holdings One plc consolidated earnings under US GAAP as of March 31, 2005 was GBP 1,010 million (USD 1,889 million). There was no other comprehensive income under US GAAP for the reporting period. Consolidated retained earnings were reduced by dividends of GBP 650 million (USD 1,216 million) paid by National Grid Holdings One plc to National Grid Transco during the reporting period.

As described in more detail in the full year results of National Grid Transco filed on Form on 20-F on June 15, 2005, National Grid Transco's consolidated earnings, under UK GAAP, for the year ended March 21, 2005 before exceptional items and goodwill amortisation were £1,106m ($2,068m) on revenue of £8,521m ($15,934m).

Underlying operating profit on a UK GAAP basis from UK electricity and gas transmission was up 7% at £809m ($1,513m) compared with £759m ($1,419m) last year. This reflected the beneficial timing impacts from the connections charging reform ("Plugs") of £54m ($101m) and the collection of the under-recovery of electricity transmission owner revenue of £26m ($49m). These increases were partially offset by pension deficit charges, higher by £11m ($21m), and incentive profits, lower by £16m ($30m), against the backdrop of tougher regulatory targets in both the electricity and gas system operator incentive schemes. Transmission operator controllable costs, which exclude increases in ongoing pension costs, were reduced by 1% in real terms during the year.

Underlying operating profit on a UK GAAP basis from UK gas distribution was down £146m ($273m) at £570m ($1,066m) compared with £716m ($1,339m) last year. Formula income declined £53m ($99m), primarily from reduced transportation prices, due to the timing of allowed revenue recoveries, exacerbated by a very mild winter. Revenues would have been some £70m ($131m) higher if seasonal normal temperatures had occurred. The planned increase of replacement expenditure (repex), which is fully expensed, was £86m ($161m). The remainder of the year-on-year variance was due to a £17m ($32m) increase in charges relating to gas commodity prices and a reduction in pension costs of £9m ($17m) primarily due to deficit charges.

The UK electricity and gas transmission business and the UK gas distribution business are both owned indirectly by National Grid Holdings One plc, which is a FUCO.

In the US, underlying operating profit on a UK GAAP basis from US electricity transmission was up £4m ($7m) to £123m ($230m) on a constant currency basis. This was primarily due to reduced costs.

The performance of US electricity and gas distribution was particularly strong. Underlying operating profit on a UK GAAP basis was up 15% at £374m ($699m) on a constant currency basis compared with £325m ($608m) last year.

Electricity delivery volumes increased 0.5% compared to the prior year. On a weather adjusted basis, total electricity delivery volumes increased by 1.4% and by 1.7% in the important domestic sales category, adding £17m ($32m) to underlying operating profit on a UK GAAP basis. The year-on-year weather effect reduced underlying operating profit on a UK GAAP basis by some £9m ($17m), primarily due to a cooler than normal summer.

US controllable costs, on a US GAAP basis, have been reduced by 20% in real terms since 2001/02, including a £35m ($65m) reduction since last year, due primarily to staffing reductions and the improved management of bad debts.

Underlying operating profit on a UK GAAP basis for the Group's Wireless Infrastructure business was up £40m ($75m) at £46m ($86m) due to the acquisition of the UK operations of Crown Castle International Corp. on August 31, 2004. The business is performing in line with the Group's expectations and the integration with the Group's existing business, Gridcom UK, is on schedule.

Underlying operating profit on a UK GAAP basis from the Group's Other activities (including joint ventures), was up £66m ($123m) at £169m ($316m) compared with £103m ($193m) last year. This reflects increased property stock sales by SecondSite, the elimination of losses at Fulcrum Connections and items relating to insurance. These were only partially offset by the expected impact of lower prices charged by the Group's Metering business under new contracts signed with its gas supply customers.

Under US GAAP, National Grid Transco revenues in the year ended March 31, 2005 were £8,534m ($15,959m) and net income was £1,304m ($2,438m). Operating profit for UK electricity and gas transmission and UK gas distribution was £711m ($1,330m) and £712m ($1,331m).

B. Reporting Requirement No. 9 of the March 2005 Report is hereby deleted and is replaced in its entirety by the following:

Reporting Requirement No. 9: A statement of revenues and net income for each FUCO for the twelve months ending as of the end of the reporting period.

Response:

A.
The consolidated revenue under US GAAP for National Grid Holdings One plc for the year ended March 31, 2005 was GBP 4,752 million (USD 8,886 million).
The consolidated revenue under US GAAP for National Grid Holdings Limited for the year ended March 31, 2005 was GBP 1,423 million (USD 2,690 million).
The consolidated revenue under US GAAP for Lattice Group plc for the year ended March 31, 2005 was GBP 3,183 million (USD 6,016 million).

B.
The consolidated net income under US GAAP for National Grid Holdings One plc for the year ended March 31, 2005 was GBP 1,010 million (USD 1,889 million).

The consolidated net income under US GAAP for National Grid Holdings Limited for the year ended March 31, 2005 was GBP 478 million (USD 894 million).

The consolidated net income under US GAAP for Lattice Group plc for the year ended March 31, 2005 was GBP 486 million (USD 909 million).

C. Reporting Requirement No. 10 of the March 2005 Report is hereby deleted and is replaced in its entirety by the following:

Reporting Requirement No. 10: A list of the securities issued by the Intermediate Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified and a brief explanation of the procedure followed to determine the market rate of interest charged, as applicable.

Response:

Issuing Company	Acquiring Company	Initial Principal Amount	Interest Rate	Term of Loan	GBP Balance at 03/31/05	USD Balance at 03/31/05

National Grid (US) Holdings Ltd	National Grid Transco	GBP 30,974,460	3 month GBP Libor + .5%	On Demand	381,847,187	721,843,922
National Grid (US) Holdings Ltd	National Grid Transco	GBP 82,475,279	3 month GBP Libor + .5%	On Demand	381,847,187	721,843,922
National Grid (US) Investments 4 Ltd	National Grid (US) Holdings Ltd	GBP 1,629,926	Non- interest bearing	On Demand	1,629,926	3,081,212

Note: The rates of Libor + 0.5% are directly comparable to National Grid Transco's own cost of external bank facilities of Libor + 0.425%.This rate has been adjusted slightly to reflect that the loans are to Intermediate Companies whose credit strength is less than the parent National Grid Transco.

D. Exhibit A-2 of the March 2005 Report is hereby deleted and is replaced in its entirety by Exhibit A attached hereto.

SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to certificate of notification (Commission's File No 70-10236) to be signed on its behalf by the undersigned thereunto duly authorized.

NATIONAL GRID PLC

By:       /s/ John G. Cochrane

            John G. Cochrane
            Authorized Representative

Date: August 9, 2005

EXHIBIT INDEX

Exhibit	Description	Page
Exhibit A	Amended Exhibit A-2 National Grid Transco, NGH One, and Intermediate Company Capitalization Table	Filed herewith

Exhibit A
AMENDED EXHIBIT A-2
NATIONAL GRID TRANSCO, NGH ONE, AND INTERMEDIATE COMPANY
CAPITALIZATION TABLE
AT MARCH 31, 2005

	National Grid Transco plc (consolidated)		National Grid Holdings One plc (consolidated)		National Grid Holdings Inc		National Grid (US) Investments 4		National Grid (US) Holdings Limited
	$MM	%	$MM	%	$MM	%	$MM	%	$MM	%
Common stockholders' funds	20,017.0	41.8	4,109.0	14.4	4,200.0	52.2	2,184.9	24.2	1,399.0	64.6
Preferred stockholders' funds	-	-	-	-	-	-	-	-	-	-
Short - term debt	6,137.2	12.8	9,911.6	34.8	3,852.4	47.8	6,837.4	75.8	765.4	35.4
Long - term debt	21,687.9	45.3	14,473.1	50.2	-	-			-	-
Equity minority interests	19.3	0.0	-	-	-	-			-	-
Preference stock issued by subsidiaries	52.3	0.1	-	-	-	-			-	-
Total capitalization	47,913.7	100.0	28,493.7	100.0	8,052.4	100.0	9,022.3	100.0	2,164.4	100.0

	National Grid US (Partner) 1 Limited		National Grid US (Partner) 2 Limited		National Grid General Partnership
	$MM	%	$MM	%	$MM	%
Common stockholders' funds	4,365.9	100.0	44.1	100.0	4,410.0	100.0
Preferred stockholders' funds	-	-	-	-	-	-
Short - term debt	0.1	-	-	-	0.1	-
Long - term debt	-	-	-	-	-	-
Equity minority interests	-	-	-	-	-	-
Preference stock issued by subsidiaries	-	-	-	-	-	-
Total capitalization	4,366.0	100.0	44.1	100.0	4,410.1	100.0

Notes:

1. The above table excludes all current accounts (both payables and receivables) relating to trading, interest, and dividends and other intercompany balances not designated as debt.
2. Except where stated as consolidated, the numbers presented above are on the basis of equity accounting for investments held in subsidiary undertakings.